Exhibit 99.18

May 13, 2021	510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
To: All Canadian Securities Regulatory Authorities	www.computershare.com

Subject: Austpro Energy Corporation

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	May 19, 2021
Record Date for Voting (if applicable) :	May 19, 2021
Beneficial Ownership Determination Date :	May 19, 2021
Meeting Date :	June 23, 2021
Meeting Location (if available) :	Vancouver, BC
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	No

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON CLASS	05212D302	CA05212D3022

Sincerely,

Computershare

Agent for Austpro Energy Corporation